UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ X ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Unilever N.V.
(Name of Subject Company) Not Applicable
(Translation of Subject Company’s Name into English (if applicable)) The Netherlands
(Jurisdiction of Subject Company’s Incorporation or Organization) Unilever N.V.
(Name of Person(s) Furnishing Form) 6% Preference Shares 7% Preference Shares American Depositary Receipts for 7% Preference Shares
(Title of Class of Subject Securities)

6% Preference Shares - ISIN Code NL0000388742
7% Preference Shares - ISIN Code NL0000388726
American Depositary Receipts for 7% Preference Shares - ISIN Code NL0000388684

(CUSIP Number of Class of Securities (if applicable)) Michiel Roovers, Deputy Secretary & Corporate Legal Counsel Unilever N.V. Weena 455 3013 AL Rotterdam The Netherlands Tel: + 31 (0)10 217 4417
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) September 19, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1: Offer Memorandum dated September 19, 2011.

Exhibit 1.2: Press Release dated September 19, 2011, announcing the availability of the Offer Memorandum and the commencement of the Offer.

Item 2.	Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1: Annual Report & Accounts 2010 (incorporated by reference from Unilever N.V.’s Current Report on Form 6-K furnished to the Commission on March 4, 2011).

Exhibit 2.2: 2011 Second Quarter and Half-Year Results (incorporated by reference from Exhibit 99 of Unilever N.V.’s Current Report on Form 6-K furnished to the Commission on August 4, 2011).

Exhibit 2.3: Articles of Association of Unilever N.V. (incorporated by reference from Exhibit 1.1 of Unilever N.V.’s Annual Report on Form 20-F furnished to the Commission on March 4, 2011).

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission concurrently with the furnishing of this Form.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Unilever N.V.
By:	(Registrant) /s/ Michiel Roovers
Michiel Roovers Deputy Secretary & Corporate Legal Counsel September 19, 2011
(Date)